

Mail Stop 3561

December 9, 2016

Via E-mail
Richard E. Yates
Chief Executive Officer
Pulse Beverage Corp.
11678 N. Huron Street
Northglenn, CO 80234

Re: **Pulse Beverage Corp.**
        Preliminary Proxy Statement on Schedule 14A
        Filed November 22, 2016
        File No. 000-53586

Dear Mr. Yates:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   It appears the company already has sufficient votes to take the action proposed in the proxy statement by written consent without a meeting in accordance with the company's by-laws. If true, please provide the disclosure required by Item 18 of Schedule 14A, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536, if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: William T. Hart, Esq.
        Hart & Hart LLP